Exhibit 99.1

marineharvest

Q4 / 2014 / FOURTH QUARTER MARINE HARVEST GROUP

- Strong operational results
- Conditional agreement to merge MH Chile with AquaChile
- Feed self-sufficiency increased from 60% to 80% in Norway
- Quarterly dividend of NOK 1.20 per share

Harvest volume
(GW) tons

103 378
92 243
114 176
107 333
105 122
Q4 13
Q1 14
Q2 14
Q3 14
Q4 14

Operational EBIT
NOK million

1 037
1 090
1 220
912
1 032
Q4 13
Q1 14
Q2 14
Q3 14
Q4 14

Operational EBIT
NOK per kg

12.59
-3.42
3.69
0.35
Norway
Scotland
Canada
Chile

Q4|2014
HIGHLIGHTS – FOURTH QUARTER 2014

•	Strong operational EBIT despite weak prices in Americas and biological challenges in Europe.
•	Satisfactory cash flow from operations, despite seasonal buildup of working capital.
•	Positive contribution from sales contracts.
•	Harvest volume slightly above the same quarter last year.
•	Increased cost per kg harvested fish, due to challenging biological conditions and extraordinary mortality in Europe.
•	Positive development in VAP Europe and satisfactory performance in Morpol.
•	Feed self-sufficiency increased from 60% to 80% in Norway.
•	Four new sites in Norway were Aquaculture Stewardship Council (ASC) certified during the quarter.
•
A Conditional Transaction Agreement to merge Marine Harvest Chile with AquaChile. Upon completion of the merger Marine Harvest ASA will own 42.8% of the combined company, with an option to increase ownership to minimum 55%.

•	Assets purchase from Acuinova with approximately USD 102 million of the agreed transaction value of USD 125 million paid in the quarter.
•	Net cash flow per share of NOK -0.46 and an underlying EPS of NOK 1.69 in the quarter.
•	Return on capital employed (ROCE) of 20%.
•
Net interest-bearing debt (NIBD) of NOK 9 268 million at the end of the quarter. The weakening of the NOK relative to the main borrowing currencies (EUR, USD and GBP), caused a material negative translation effect of NOK 845 million in the quarter

•	A quarterly dividend of NOK 1.20 will be paid to the shareholders in the form of a repayment of paid in capital.

Main figures Unaudited NOK million	**Q4. 14**	**Q4. 13**	**2014**	**2013**
Operational revenue	**6 863**	6 743	25 496	19 230
Operational EBITDA [1)]	**1 300**	1 271	5 221	3 975
Operational EBIT [1)]	**1 032**	1 037	4 254	3 212
EBIT	**1 426**	2 031	3 633	4 662
Net financial items	**-1 052**	- 385	-2 147	-1 204
Profit or loss for the period	**110**	1 292	940	2 522
Cash flow from operations	**534**	- 10	3 944	2 023
Total assets	**36 974**	33 728	36 974	33 728
NIBD	**9 268**	7 791	9 268	7 791
EPS (NOK)	**0.27**	3.40	2.28	6.66
Underlying EPS (NOK) [2)]	**1.69**	1.78	7.01	5.32
Net cash flow per share (NOK) [3)]	**-0.46**	-1.90	6.65	-0.38
Dividend declared and paid per share	**1.10**	1.00	8.30	2.25
ROCE [4)]	**20.0%**	21.3%	20.2%	18.5%
Equity ratio	**39.8%**	48.5%	39.8%	48.5%
Harvest volume (gutted weight tons, salmon)	**105 122**	103 378	418 873	343 772
Operational EBIT - NOK per kg [5)] - total [6)]	**9.81**	10.03	10.16	9.34
Norway	**12.59**	12.04	11.81	10.83
Scotland	**-3.42**	10.25	9.62	12.45
Canada	**3.69**	10.20	9.40	10.19
Chile	**0.35**	2.48	4.70	-2.32

1)
Excluding change in unrealised gains/losses from salmon derivatives, net fair value adjustment of biomass, onerous contracts provisions, results from associated companies, restructuring costs, impairment losses of fixed assets/intangibles and other non-operational items.

2)	Underlying EPS: Operational EBIT adjusted for accrued payable interest, with estimated weighted tax rate – per share.
3)	Net cash flow per share: Cash flow from operations and investments, net financial items paid and realized currency effects – per share
4)
ROCE: Annualised return on average capital employed based on EBIT excluding net fair value adjustment of biomass, onerous contracts provisions and other non-operational items / Average NIBD + Equity, excluding fair value adjustment of biomass, onerous contracts provisions and net assets held for sale, unless there are material transactions in the period.

5)	Operational EBIT per kg including allocated margin from Sales and Marketing (from own salmon).
6)	Total including Sterling White Halibut, Feed and Holding companies.

Q4|2014
PROFIT - FINANCIAL RESULTS IN THE QUARTER

The Group’s profit hinge on its ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost effectively and in an environmentally sustainable way that maintains a good aquatic environment and respects the needs of the wider society.

(Figures in parenthesis refer to the same quarter in 2013.)

Operational EBIT amounted to NOK 1 032 million in the quarter (NOK 1 037 million). The contribution from Farming was NOK 697 million (NOK 928 million). Sales and Marketing contributed with NOK 271 million (NOK 131 million); from Markets NOK 154 million (NOK 105 million), from VAP Europe NOK 36 million (NOK -37 million) and from Morpol NOK 81 million (NOK 63 million). Fish Feed had a result of NOK 61 million in the quarter (NOK -23 million).

Operational EBIT in the period was affected by exceptional items in the amount of NOK 199 million, which relates to sea lice mitigation and extraordinary mortality. Refer to Note 6 to the interim financial statements for further details.

Earnings before financial items and taxes EBIT was NOK 1 426 million (NOK 2 031 million), with a significant increase in the fair value for biological assets, due to higher market prices and increased volume in sea.

Financial items

Net currency NOK -393 mill due to the depreciation of NOK.

Total change in fair value of the conversion liability component of the convertible bond, included in other financial items, amounted to NOK -414 million in the quarter (NOK -297 million).

Cash flow and NIBD

Cash flow from operations amounted to NOK 534 million (NOK -10 million).

Net Capex was NOK 447 million (NOK 591 million), including gross investments of NOK 106 million in MH Norway and of  NOK 71 million in MH Fish Feed. Other investments include payment of NOK 756 million for acquisition of assets in Acuinova in Chile.

The weakening of the NOK relative to the main borrowing currencies (EUR, USD and GBP), caused a material translation effect on NIBD of NOK -845 million in the quarter.

Quarterly dividend of NOK 451 million was distributed as return of paid in capital.

GUIDING PRINCIPLE	AMBITION	2014 ACHIEVEMENT
Profitability	ROCE of at least 12% over a cycle (4-5 years)	Q4: 20.0% YTD: 20.2%
Solidity	NIBD target: EUR 1 100 million Farming NIBD / kg EUR 1.85	31.12.14: EUR 1 033 million Farming NIBD / kg EUR 1.70

Q4|2014
PROFIT - OPERATIONAL PERFORMANCE AND ANALYTICAL DATA

Marine Harvest follows the overall value creation of the operations based on the salmon’s source of origin. For this reason Operational EBIT related to own salmon in MH Markets, MH VAP Europe and Morpol is allocated back to country of origin. The table below and upcoming performance review provide information along this line.

Other units reported Operational EBIT of NOK 1 million in the quarter (NOK 1 million). The currency effects of foreign currency contract sales towards NOK is recognized as income/cost of NOK 51 million in Marine Harvest ASA and Marine Harvest Norway respectively (NOK  62 million).

NOK million	SOURCES OF ORIGIN Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1]	MH Group
OPERATIONAL EBIT								
MH FARMING	733	- 36	21	- 49	9	20		697
MH SALES AND MARKETING								
MH Markets	63	6	4	54	0	23	3	154
MH VAP Europe	15	5	0	0	1	0	15	36
Morpol	69	4	0	0	0	0	8	81
SUBTOTAL	**881**	**- 22**	**25**	**6**	**9**	**44**	**27**	**969**
MH Feed							61	61
Other entities [2]							1	1
TOTAL	**881**	**- 22**	**25**	**6**	**9**	**44**	**89**	**1 032**
Harvest volume (gutted weight tons, salmon)	69 941	6 376	6 819	16 602	2 069	3 314		105 122
Operational EBIT per kg (NOK) [3]	12.59	-3.42	3.69	0.35	4.49	13.15		9.22
- of which MH Markets	0.91	0.93	0.66	3.28	-0.17	7.02		1.47
- of which MH VAP Europe	0.22	0.71	0.00	0.01	0.46	0.00		0.34
- of which Morpol	0.99	0.67	0.00	0.00	0.00	0.00		0.77
ANALYTICAL DATA								
Price achievement/reference price (%) [4]	101%	116%	98%	113%		115%		104%
Contract coverage (%)	47%	90%	0%	12%	na	0%		39%
Quality - superior share (%)	93%	90%	88%	88%	88%	96%		92%
Exceptional items (NOK million) [5]	-123	-67	0	0	-8	0		-198
Exceptional items per kg (NOK) [5]	-1.76	-10.52	0.00	0.00	-3.93	0.00		-1.89
GUIDANCE								
Q1 2015 harvest volume (gutted weight tons)	66 000	5 500	10 500	18 000	500	0		100 500
2015 harvest volume (gutted weight tons)	263 000	56 000	39 000	70 000	10 000	2 000		440 000
Q1 2015 contract share (%)	35%	80%	0%	9%	0%	0%		29%

[1] Operational EBIT arising from non salmon speices and 3rd party salmon not allocated to source of origin

[2] Sterling White Halibut, Headquarter and Holding companies

[3] Excluding Sterling White Halibut, MH Feed, Headquarter and Holding companies

[4] MH Sales and Marketing Price achievement

[5] Exceptional items impacting operational EBIT

Q4|2014
MARKET OVERVIEW

Industry

Despite a moderate supply increase of 3.9%, market prices for Atlantic Salmon were under pressure in the fourth quarter. US prices were impacted by the significant supply increase from Chile and European prices were impacted by reduced demand from Russia due its trade sanctions and weakened currency. Market participants were not able to take advantage of the opportunities arising under these circumstances due to the sudden and large changes.

Global harvest of Atlantic salmon amounted to 547 000 tons in the fourth quarter, an increase of 4% compared to same quarter of 2013.

Volumes from Norway decreased by 3% compared to the fourth quarter of 2013 due to a combination of the industry running at close to full licence capacity and advanced harvesting in previous periods due to biological issues.

Volumes from Chile grew by 19% compared to the fourth quarter of 2013. The growth during the last periods has been boosted by higher yields per smolt released. The improved performance can mainly be ascribed to the introduction of the sea lice drug Salmosan. The underlying biological situation in the region is however still concerning, and underlying improvements are required to meet sustainability metrics.

Scotland was down 10% compared to the same period last year. This reduction was mainly ascribed to biological issues for several of the industry players. Production in North America has been improving, leading to a 10% growth. The high growth in the Faroes is driven by a combination of opportunistic harvesting to meet Russian demand and a temporary increase in fish reaching harvest size.

In the currencies of the market, prices fell by 10% in Europe and by 13% and 26% in Miami and Seattle respectively. Due to the weakening of the NOK, prices fell to a lesser extent in Marine Harvest’s reporting currency.

Consumption in the EU grew by more than 8% in the quarter. The demand was generally strong, and further stimulated by the lowered prices caused by the reduced demand from Russia, especially towards the end of the quarter.

Consumption in the US increased by 4% compared to the fourth quarter of 2013. The demand is driven by a combination of attractive prices and the introduction of more sophisticated and accessible products in retail combined with the increased awareness of the product’s health benefits. The ongoing development of introducing more sophisticated products is expected to further enforce this trend.

Consumption in Russia was down 9 400 tons compared to the fourth quarter of 2013, which impacted the psychology in the market, and in turn prices in Europe. The reduction was however only equivalent to about 2% of global demand, which is less than most market participants expected. The market impact from the issues in Russia is hence expected to be reduced in coming periods, as the markets adjust logistics and marketing to the new circumstances.

Brazil continued to perform well in the quarter, with a growth of 7%. China was weaker than normal, as it was impacted by trade issues with Norway. Within other markets, Canada and Israel stand out in the quarter with significant growth.

Source: Kontali

Q4|2014
Marine Harvest

Geographic market presence

Total salmon revenues in the fourth quarter were distributed as indicated in the graph. Europe is by far the largest market for Marine Harvest’s salmon with 73% of the total revenues (68%). As a result of the ban on import of salmon from most European producers, the sudden reduction in the Russian purchasing power and the lack of customer guarantees, Russia’s share of sales has been reduced from 6% to 2% from the fourth quarter of 2013 to the same period in 2014.

Sales by product

The Group’s main specie is Atlantic salmon. The sales revenue distribution across products was as follows in the fourth quarter:

The main product, fresh whole salmon, represented 42% of total sales revenues (45%), while smoked and value added salmon products (fresh and frozen total) accounted for 49% (44%). The most significant change from 2013 to 2014 has been a shift from Fresh smoked products and whole salmon towards Fresh elaborated salmon products. With the exception of the French and Russian markets, the demand for salmon was strong in the fourth quarter.

Branding efforts

In the fourth quarter we continued our effort to further develop existing brands. Our premium brand, Mowi, continued the positive development in Asia with a volume growth of approximately 20% from the third quarter as the customer base was expanded. Our introduction of “Rebel Fish” - a ready-to-prepare new line of fresh, skinless salmon for the microwave oven is progressing well. We have completed a number of demos and as of end January the product was sold in 427 stores in the US.

Our efforts to grow our sales of ASC certified salmon continues. Eight sites in Norway were ASC certified by the end of the year and in January 2015, Marine Harvest Canada’s Marsh Bay farm was the first salmon farm in North America to attain ASC certification.  We expect our first ASC salmon to enter the North American market in February.

Price achievement

Strong supply growth contributed to falling prices in North America in the fourth quarter. The contribution from contracts was positive in the period as contract prices were higher than the spot price. The Group’s contract share based on harvested volume was 39% in the quarter. The quality of harvested fish was relatively stable from the third quarter with a superior share of 92% overall. The price achievement in the spot market was in general good compared to the reference price, especially for Salmon of Chilean origin.

* Price achievement to the five farming units, Norway, Scotland, Canada, Chile and Faroes.

The combined global price achieved was 4% above the reference price in the period compared to 5% below the reference price in 2013 due to better spot price achievement, improved quality and a more favorable contract portfolio. The contract shares ranged from 0% for Canadian salmon to 90% for Scottish salmon.

The average price achievement is measured vs reference prices in all markets (NOS for Norwegian and Faroese salmon, derived NOS (NOS + NOK 3.42 in the quarter) for Scottish salmon, and Urner Barry for Canadian and Chilean salmon). The ambition over time is to exceed the relevant reference price in all markets. The price achievement in the period was above the reference price for salmon of all origins except Canadian.

Q4|2014
PROFIT - OPERATIONAL PERFORMANCE

Salmon of Norwegian origin

Operational EBIT per kg

Operational EBIT in the fourth quarter amounted to NOK 881 million (NOK 825 million), which was NOK 12.59 per kg (NOK 12.04). The profitability in the four Norwegian regions shows variation, with Region North reporting the best result in the fourth quarter. Compared to the fourth quarter of 2013, a more favorable contract portfolio, improved quality and higher contribution from VAP and Morpol compensated for the reduction in the reference price. There were significant costs related to lice mitigation and exceptional mortality recognized in the period.

Price and volume development

The reference price for Salmon of Norwegian origin increased compared to the third quarter due to strong seasonal demand in Europe. The average reference price in the quarter was NOK 38.41 per kg compared to NOK 34.35 and NOK 40.97 per kg in the third quarter of 2014 and the fourth quarter of 2013 respectively. The volume available for harvest remained high in the period due to increased stocking in 2013 and favorable sea water temperatures resulting in accelerated growth. Marine Harvest had a contract share of 47% for salmon of Norwegian origin in the fourth quarter (36%). The overall price achieved was 1% above the reference price. The price achievement in the spot market improved compared to prior quarters in 2014, while the contract contribution was negative in the period. The superior share was good at 93% (92%).

Harvested volume in the fourth quarter was 69 941 tons gutted weight (68 581 tons gutted weight).

Costs and operations

The biological cost of harvested fish increased by 4% compared to the fourth quarter of 2013. The cost of feed per kg harvested was slightly down compared the corresponding period last year as a result of reduced feed prices.

As in previous periods, sea lice mitigation costs have been high for the harvested generation. The higher sea temperatures have resulted in a challenging sea lice situation (more treatments and significant treatment losses). The cost of medication per kg harvested was 70% higher in the fourth quarter of 2014 than in the corresponding period in 2013, while the estimated exceptional cost related to sea lice mitigation amounted to NOK 117 million (NOK 62 million).  Quarterly and year to date exceptional sea lice mitigation costs were NOK 1.67 and NOK 1.38 per kg harvested respectively (NOK 0.90 and NOK 0.70 respectively).

Non-seawater costs have increased compared to the same period in 2013, due to increased mortality losses mainly as a result of losses during lice treatment. This was partially offset by increased volume (scale effects). Exceptional mortality losses amounting to NOK 27 million were recognized in the quarter, of which NOK 21 million is included in the cost of lice mitigation above. Losses from exceptional mortality in the fourth quarter of 2013 were NOK 18 million.

There has been no exceptional mortality related to Amoebic Gill Disease (AGD) in 2013 or 2014, but AGD has been treated for in the period. AGD mitigation efforts have resulted in increased cost for salmon harvested in 2014 of NOK 0.65 per kg in the most exposed region. The health team and seawater production department are well prepared and take immediate action when needed.

Q4|2014
Salmon of Norwegian origin by region

Region South

•	Operational EBIT was NOK 102 million in the quarter, NOK 8.86 per kg.
•
The fourth quarter was challenging due to PD and CMS causing exceptional mortality in the amount of NOK 5 million. In addition, treatment loss in the amount of NOK 1 million was reported after lice treatment.

•
The generation currently in harvest is a high cost generation due to AGD treatment and mitigation efforts in prior periods. The additional cost amounts to NOK 0.65 per kg. Several sites have tested positive for AGD and treatment has been carried out in the period.

•	The region sold slightly above 300 tons of ASC certified salmon in the quarter.
•	One additional site was ASC certified in the fourth quarter.

Region West

•	Operational EBIT was NOK 318 million in the period, NOK 14.02 per kg.
•	The region is facing increasing lice mitigation costs. Losses during treatment were recognized as exceptional mortality in the period in the amount of NOK 9 million.
•	Excluding the lice challenge, the region is operationally and cost wise doing well.
•	AGD screening carried out in the fourth quarter found the amoeba present at several sites. Treatment was carried out.
•	Three sites ASC certified in October and a total of 2 796 tons of ASC certified salmon was sold in the fourth quarter

Region Mid

•	Operational EBIT was NOK 178 million in the quarter, NOK 10.52 per kg.
•	The cost per kg harvested fish was high in the quarter due to high lice mitigation costs, early harvest and third party processing.
•
Lice mitigation costs are increasing and losses during treatment were recognized as exceptional mortality in the amount of NOK 4 million in the period. Exceptional mortality due to other causes was NOK 3 million.

•	There are biological concerns with regards to resistance to lice treatments in some areas. High lice levels throughout the region. AGD also present in this region.
•	ASC certification of two sites (12 000 tons) completed in July. In the fourth quarter close to 1 000 tons of ASC certified salmon was sold.
•	Good sea water growth due to seawater temperatures above normal in the period.

Region North

•	The best performing region in the fourth quarter measured in operational EBIT per kg. Operational EBIT NOK 282 million, NOK 15.01 per kg.
•	The cost of harvested biomass has improved significantly compared to the first half of the year.
•
The lice pressure in parts of the region is high. Non-medicinal tools tested for removal of sea lice with very favorable results. Lice treatment losses still recorded in the period resulting in recognition of exceptional mortality in the net amount of NOK 5 million.

•	Good seawater growth in the period due to seawater temperatures above normal.

Q4|2014
Salmon of Scottish origin

Operational EBIT per kg

Operational EBIT for salmon of Scottish origin amounted to NOK - 22 million in the fourth quarter (NOK 120 million), which was NOK - 3.42 per kg (NOK 10.25). The negative margin is a result of lower prices, biological challenges (write down and mortality) and low volume. Exceptional mortality losses and write down of biomass in the amount of NOK 67 million were recognized in the fourth quarter.

Price and volume development

The reference price in local currency was down by 17% in the quarter compared to the fourth quarter of 2013 due to increased Norwegian supply. The price achievement in the spot market was lower than in the same period last year due to low prices achieved for small fish. The contract contribution was favourable and the contract share was 90% in the quarter, which is higher than in the same period last year due to low volume available for harvest. The superior share was 90% which is down from prior quarters in 2014 and the fourth quarter of 2013 (92%) due to the biological challenges. As a result of the above, the overall price achievement compared to the reference price was significantly better than in the fourth quarter of 2013. The absolute price achieved was still 5% below the price achieved in the fourth quarter last year due a combination of lower contribution from the spot market, an unfavourable size mix for harvested fish (low weight) and a general reduction in the market price.

The fourth quarter harvest volume was 6 376 tons gutted weight which is significantly down from the corresponding period in 2013   (11 716 tons).   Harvest was accelerated earlier in the year to mitigate biological risk. This combined with biological challenges and reduced survival in the harvest generation resulted in harvesting of small fish in the period to cover our contract commitments.

Costs and operations

The challenging biological situation contributed to a 4% increase in biological costs for salmon harvested in the period compared to the fourth quarter of 2013. The feed cost has been reduced due to lower feed raw material prices and improved feed conversion ratios. The cost of medication and other treatment related costs have increased compared to last year due to preventive AGD and lice treatment and mitigation costs. Other sea water costs were also affected by low average harvest weights and the cost increase compared to the fourth quarter of 2013 was 23%.

Non-seawater costs have increased compared to the fourth quarter of 2013, due to mortality and low volume (negative scale effects). Losses were recorded at several sites due to algae, AGD and lice treatments. Exceptional mortality in the amount of NOK 58 million was recognized in the period (NOK 17 million). Due to the biological challenges it was also decided to harvest out one site early as a result of poor performance. As the cost per kg at this site exceeded the net realizable value, a write down in the amount of NOK 9 million was recognized. Total exceptional costs related to biological challenges thus amounted to NOK 67 million in the period (NOK17 million).

The biological situation improved in January with better survival rates and growth, but the challenging second half of 2014 will result in high cost and low volume harvested in the first half of 2015.

Q4|2014
Salmon of Canadian origin

Operational EBIT per kg

Operational EBIT amounted to NOK 25 million in the fourth quarter (NOK 58 million), which was NOK 3.69 per kg (NOK 10.20). The reduction in profitability is due to a reduction in the reference price in market currency of 26% compared to the fourth quarter of 2013. The cost per kg harvested has been reduced from 2013.

Price and volume development

The market for fresh whole Canadian salmon has been challenging in the period due to a significant increase in the supply of salmon of both North American and Chilean origin. After a dip in supply in 2013 and the first half of 2014, the supply of North American salmon started to increase in the third quarter. In the fourth quarter the increase was more than 10% compared to the same period in 2013. The increase in the supply of Chilean salmon was approximately 19% in the period compared to 2013. The increase in salmon supply in the US market has therefore been substantial compared to the same period one year ago, which is the driver behind the low market price in the period. At quarter end the price was lower than at the end of the third quarter at USD 2.66 per lb gutted weight (Urner Barry 10-12 lb). This is significantly down from the peak level of USD 4 per lb gutted weight in the beginning of the year. Compared to the fourth quarter of 2013, the reference price in market currency was down by 26%.

The price achievement in the fourth quarter was slightly below the reference price due to a slight negative contribution from downgraded salmon. There were no contracts for salmon of Canadian origin in the fourth quarter of 2013 and 2014.  The superior share was 88% in the period (88%).

Harvested volume was 6 819 tons gutted weight in the fourth quarter (5 726 tons).

Costs and operations

Biological costs for salmon harvested in the period decreased by 8% compared to the fourth quarter of 2013.  The feed cost per kg harvested salmon increased by 1% compared to the year before as increasing cost of feed raw materials was partially mitigated by a significant reduction in the feed conversion rate. The slight increase in feed cost was fully reversed by cost reduction in other seawater costs. The cost of medication was stable compared to 2013 and remains significantly lower per kg harvested than in Norway and Scotland.

Salmon of Canadian origin also benefited from positive scale effects in non-seawater costs in the period as a result of volume increase.

There was no exceptional mortality recognized in the fourth quarter of 2013 and 2014. Exceptional items recognized in the fourth quarter of 2013 were NOK 2 million and related to discards and claims from Kudoa.

Q4|2014
Salmon of Chilean origin

Operational EBIT per kg

Operational EBIT for salmon of Chilean origin amounted to NOK 6 million in the period (NOK 35 million) which was NOK 0.35 per kg (NOK 2.48). The significant reduction in market prices compared to the fourth quarter of 2013 was only partially mitigated by favorable cost development, good market performance and volume increase.

Price and volume development

The Urner Barry reference price for Chilean salmon was down by 13% compared to the fourth quarter of 2013 due to increased supply in the North American market.  Even if all European salmon origins, with the exception of Faroese salmon currently is banned in Russia, the lack of customer guarantees and the sudden reduction in the Russian purchasing power distorted Chilean sales to this market in the period. The resulting increase in salmon supply in the US market has been substantial compared to the same period one year ago, which is the driver behind the low market price in the quarter. The price achieved for salmon of Chilean origin was 13% above the reference price in the quarter, with the primary driver being good price achievement in the US spot market compared to the reference price. The contract share was 12% in the period (27%). The superior share was 88% (91%).

Harvested volume was 16 602 tons gutted weight in the fourth quarter (14 136 tons).

Costs and operations

Cost wise our Chilean operations performs well as a result of good farming practices and changes in the feeding regime, but the biological development in Chile remains a concern. The sea lice load at the end of the quarter was higher than at the corresponding time in 2013.

Compared to the fourth quarter of 2013, the biological cost has been reduced by 10%. Improvements in the feed conversion ratio has mitigated the effect of increasing feed prices, while good seawater growth has contributed to reduce other seawater cost per kg. Lice mitigation costs have remained stable compared to the same period last year.

The high volume has contributed to lower non-seawater cost per kg (scale effects).  In the fourth quarter, the full cost per kg for a head on gutted salmon packed in a standard box was approximately USD 4.50, which is up by USD 0.20 per kg from the third quarter in 2014.

We did not experience exceptional mortality in our Chilean operations in the fourth quarter. In the fourth quarter of 2013 exceptional mortality in the amount of NOK 1 million was recognized.

Other

The agreement to purchase the assets of the former Chilean farming company Acuinova Chile S.A was completed with effect from December 23, 2014 and the majority of the acquired assets have been recognized from this date

On January 18, Marine Harvest ASA entered into a Conditional Transaction Agreement with Empresas AquaChile S.A. to merge Marine Harvest Chile with AquaChile. Upon completion of the merger Marine Harvest will own 42.8% of the combined entity, AquaChile. The ownership in Marine Harvest Chile will as a result be recognized as “Discontinued operations” – from the first quarter of 2015. Subsequent to the merger and after June 15, 2016, Marine Harvest has the option to acquire further shares in AquaChile that at a minimum will give Marine Harvest an ownership interest of 55%.

Q4|2014
Salmon of Irish origin

Salmon of Irish origin achieved an operational EBIT of NOK 9 million in the fourth quarter (NOK - 36 million). Operational EBIT per kg harvested in the period was NOK 4.49 (NOK -26.76).

Achieved prices were 5% higher in the fourth quarter of 2014 than in the same period in 2013. Harvest volume was 2 069 tons gutted weight (1 345 tons).

Exceptional mortality losses in the amount of NOK 8 million were recognized in the period (NOK 23 million).  The losses were due to an algal bloom, resulting in reduced oxygen levels, and PD. AGD management with freshwater treatment continues successfully.

Salmon of Faroese origin

Salmon of Faroese origin achieved an operational EBIT of NOK 44 million in the fourth quarter (NOK 27 million). In per kg terms, the Faroese operations delivered an Operational EBIT of NOK 13.15, which is down from the fourth quarter of 2013 due to higher costs (NOK 14.48).

Harvest volume in the fourth quarter was 3 314 tons gutted weight   (1 874 tons). We have shipped Faroese salmon to Russia in the period.

Biomass costs have increased due to higher feed cost. In addition, a new third party processing agreement has contributed to increased processing costs. Overhead costs have benefited from increased volume and positive scale effects.

Due to the limited number of sites in operation, we have extended periods without harvesting on the Faroe Islands. There will as a result be no harvest of salmon of Faroese origin in the first three quarters of 2015.

Q4|2014
MH VAP Europe

Please note that the operational EBIT for salmon in MH VAP Europe also is included in the results per country of origin.

Operational EBIT

The operational performance of VAP Europe showed improvement in the fourth quarter due to high seasonal volume, operational improvements and good raw material coverage. Operational EBIT for VAP Europe ended at NOK 36 million in the period (NOK - 37 million). The operational EBIT margin in VAP was 2.6% in the period (-2.7%).

Price and volume development

Marine Harvest VAP Europe’s operating revenues were NOK 1 408 million in the fourth quarter (NOK 1 359 million).

The average price achieved in EUR was 5% higher than in the corresponding period in 2013. Total volume sold in the fourth quarter was 16 190 tons product weight (17 247 tons). The salmon sales volume has been reduced compared to 2013. The volume reduction is due to the challenging French market situation and transfer of volumes between VAP Europe and Morpol. The salmon share of the total volume was 65% in the fourth quarter of 2014 (62%).

The recession in the French economy continued in the fourth quarter affecting protein consumption in general and salmon consumption in particular. Full year sales of smoked and fresh salmon products are down by 9% and 15% respectively compared to 2013.

For our own operations, the holiday season, combined with good promotional activity and new seasonal products contributed to volume and revenue increase compared to previous quarters.

Costs and operations

VAP Europe comprises activities in three areas – fresh, frozen and chilled (smoked), with significant variation in performance.

In our fresh operations, our efforts to improve the operational efficiency, good raw material coverage, favorable spot raw material prices and higher volumes contributed to improved profitability in the period, but there is still room for improvement. The positive effects were partially reversed by losses in the UK operations due to low volumes. We opened our new processing plant in Rosyth, Scotland in December. The plant has promising potential and we expect that our state of the art facility gradually will build volume and thereby better plant utilization and profit growth. Operational EBIT for our fresh operations amounted to NOK 6 million in the fourth quarter.

In the frozen area, the significant efficiency and yield improvements continued in the fourth quarter. This, combined with good raw material coverage contributed an operational EBIT for the period of NOK 20 million.

In our chilled/smoked operations, the unfavorable French market situation continues to affect overall sales, but seasonal promotions and new seasonal products had a positive effect on performance in the period. Efficiency/yield improvements combined with increased volume and good raw material coverage contributed to significant improvements in profitability. Operational EBIT for our chilled operations amounted to NOK 10 million in the fourth quarter.

Q4|2014
Morpol

Please note that the operational EBIT for salmon in Morpol Processing also is included in the results per country of origin.

Operational EBIT

The performance in Morpol was good in the fourth quarter and operational EBIT ended at NOK 81 million (NOK 63 million). The operational EBIT margin in Morpol was 5.1% in the period (4.6%).

Price and volume development

Morpol’s operating revenues were NOK 1 598 million in the fourth quarter (NOK 1 357 million). As a result of our sales efforts, high promotional activity and offering of new seasonal products we have seen a 4% increase in volume sold compared to the fourth quarter of 2013 from 15 086 tons product weight in 2013 to 15 755 tons product weight in 2014. We continue to experience volume reduction in the sales of cold smoked products in the French conventional retail markets due to the economic recession, but there was a significant seasonal increase in sales also in this market in the fourth quarter. The German market was strong in the period. The main driver for volume growth compared to the fourth quarter of 2013 was an increase in sales of fresh premium and specialty products.

The salmon share of total volume was 92% in the fourth quarter of 2014 (90%).

We continue to strengthen category management to grow sales. Our branding efforts continue and we continue to take additional steps to cross sell products in the global market. Our sales of Morpol products in the North American market are growing and we have now also entered the retail market in Canada.

Costs and operations

Compared to previous quarters, general efficiency improvements and the increase in volume has contributed to reduced cost per kg produced.  Morpol was negatively impacted by unfavorable raw material purchases in the quarter due to short term third party agreements at prices above the spot level in weeks with falling salmon prices.

Q4|2014
Feed

Operational EBIT

The fourth quarter was an impressive quarter for the Feed plant. Operational EBIT ended at NOK 61 million in the period as the unit benefited from favorable raw material contracts, improved operational efficiency and high volumes (NOK - 23 million). The operational margin in Feed in the period was 9.3%.

Price and volume development

Operating revenues were NOK 652 million in the fourth quarter. Total volume sold in the period was 66 824 tons, which constituted 62% of the total need for fish feed in our Norwegian farming operations in the quarter. Feed production increased from 55 384 tons in the third quarter to 67 770 in the fourth quarter. The internal price between feed and farming is set at market terms and benchmarked against third parties. As the biggest buyer of salmon feed globally, Marine Harvest is able to efficiently benchmark our own feed towards third party suppliers both with regards to price and quality.  We do not sell feed to third party farming operations.

Costs and operations

The fourth quarter was the second operational quarter for our feed plant in Norway. The startup challenges have now been solved and the plant was at the end of December operated according to plan both with regards to manpower and efficiency. Production is now generally running smoothly. Favorable raw material purchases strongly contributed to the good results as raw materials constitute approximately 80% of the total cost. Through additional investments in storage capacity and de-bottlenecking, the capacity of the plant has been expanded from the original plan of 220 000 tons per year to 275 000 tons per year. The capacity increase will enable the Bjugn plant to deliver up to 80% of the feed requirements from our Norwegian farming operations. As a consequence of this expansion, further growth in feed will be focused in other farming regions than Norway.

Q4|2014

PEOPLE – SAFE AND MEANINGFUL JOBS

Employee safety and employees’ self-respect and personal pride cannot be compromised if Marine Harvest is to succeed as a company with good relationships with the local communities.

Employee Health and Safety

In the fourth quarter, the Group recorded 81 LTIs for own employees. The decrease from 2013 is 10. The decrease is driven by Morpol where there were 51 LTIs in the period compared to 60 in the same period in 2013. Measured in LTIs per million hours worked (rolling average), the figure increased compared to the fourth quarter of 2013 and ended at 11.4. The increase is due to the effect of including Morpol full year compared to only one quarter in 2013.

The absenteeism decreased from 6.1% in the fourth quarter of 2013 to 4.2% in 2014.

Awards

In the fourth quarter, Marine Harvest Chile was distinguished in the 35th version of the Annual Award for Safety and Health at work. The distinction is awarded by the Chilean Safety Association and chaired by the Minister of Labor. The contest distinguishes companies that promote a safe and healthy work environment for their employees and that develop a safety culture.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q4 2014 ACHIEVEMENT
Safe jobs	No lost time incidents (LTI)	LTIs per million hours worked was 11.4. The increase is due to including Morpol full year.
Healthy working environment	Absenteeism < 4%	Absenteeism of 4.2% in the quarter.

PRODUCT – TASTY AND HEALTHY SEAFOOD

Marine Harvest will not compromise on the ability to continually deliver assuredly healthy, tasty and responsibly produced seafood to the Group’s customers. Through this, long-term financial solidity will be delivered.

Positive report on fish consumption

Following a comprehensive assessment, a new study from the Norwegian Scientific Committee for Food  Safety (VKM) suggests to remove fish intake limitations for pregnant women and children. VKM concludes that the level of environmental contaminants, coming from wild caught fish in the salmon diets, is significantly reduced over the last years and that the benefits from farmed salmon consumption by far outweigh the negligible risk. Furthermore it states that adults, including pregnant women consuming less than one serving of fish per week may miss beneficial effects on cardiovascular diseases and optimal neurodevelopment in the fetuses and infants.

Branding efforts continue

Rebel fish

Our introduction of “Rebel Fish” - a ready-to-prepare new line of fresh, skinless salmon for the microwave oven is progressing. We have completed a number of demos and as of January the product is sold in 427 stores in the US market. In the fourth quarter, Seafood International ranked Rebel fish as the second best seafood product launched in 2014. Rebel fish got high marks for its packaging, convenience and uniqueness.

Mowi

Our premium brand, Mowi, continued the positive development in the Asian market, with a volume growth of approximately 20% from the third to the fourth quarter. The customer base was extended in the period and there is good interest for the product.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q4 2014 ACHIEVEMENT
Food quality and safety	Supply seafood with valuable health benefits, preferred for its quality and documented safety	Health targets met
Product innovation	Marine Harvest wants to play an important role in the design and use of products to satisfy customer needs	Continuous effort with existing brands.

Q4|2014
PLANET – SUSTAINABLE AND RESPONSIBLE DEVELOPMENT

All Marine Harvests operations and the long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. To maintain fish health, avoid escapes and minimize the environmental impact of the operations, the Group needs the best skilled people.

Escape prevention

Marine Harvest has a target of zero fish escapes and is constantly striving to prevent escapes and improve methods, equipment and procedures that can minimize or eliminate escapes. In the fourth quarter there were 2 escape incidents with a total of 2 001 lost fish. One escape was reported in January, 2015 where 18 000 fish escaped. Internal investigation is ongoing and remediating actions will be taken to prevent it from happening again.

Fish health

Infectious Salmon Anaemia (ISA): ISA has re-emerged in the Chilean industry. In the fourth quarter of 2014 there was one new ISA confirmed site (not Marine Harvest), but no additional suspect sites in the industry in Chile. Marine Harvest supports strict measures to immediately harvest out sites with ISA outbreaks.

Pancreas Disease (PD): There were three sites diagnosed with PD in Norway in the quarter, which is the same as in the fourth quarter of 2013. PD was a cause of reduced survival in region South and West in the fourth quarter. There were no new sites diagnosed with PD in Scotland, but two in Ireland in the fourth quarter of 2014 (no sites in 2013). Reduced survival due to PD was reported in Ireland in the period.

Amoebic Gill Disease (AGD): High presence of a microscopic amoeba named Neoparamoeba perurans, caused Amoebic Gill Disease, elevated mortality and reduced performance in Scotland and Ireland in 2012. In 2013, the amoeba was also found in Norway. The presence of the amoeba increases with higher seawater temperatures and the fourth quarter was challenging in this regard. AGD was a top five cause of mortality in Scotland in the fourth quarter, and exceptional mortality was recognized in the period. Treatment has also been carried out at several sites. The Group’s health team and seawater production departments take immediate action when challenges arise.

Lice management

Marine Harvest actively works to reduce the sea lice count in all farming units. Region West Norway, Chile and Scotland reported higher sea lice levels at the end of 2014 than at the corresponding time in 2013. Extensive stocking of cleanerfish has been carried out in Norway and Scotland during the year. Own produced wrasse is working excellent. The lice count in Chile is currently controlled through Salmosan, but remains a concern due to the high number of treatments required per cycle to maintain the lice load at acceptable levels.  Marine Harvest Chile continues to work to promote good sea lice practices. Extensive testing of non-medicinal tools and approaches are ongoing in collaboration between Global R&D and Technical and the operating units in Chile, Norway and Scotland.

Stricter sea lice regulations in Chile

The Chilean authorities have recently decided to reduce the trigger level for Caligus lice treatment from 9 adults per fish to 3 adult females per fish with effect from January 22 2015. We support the stricter measures from the “Caligus Surveillance and Control Program” and believe it is a good start. A stricter voluntary agreement is also in place following the Global Salmon Initiative, where the trigger level is 1.5 adult females per fish (fish <2.5kg) and 3 adult females per fish (fish >2.5kg).

Medicine use

Marine Harvest focuses on preventing infectious diseases and limiting their spread. If fish get infected, they are treated with approved medicines. In the fourth quarter, the total use of antibiotics corresponded to 48 grams per ton biomass produced compared to 27 grams per ton in the fourth quarter of 2013. Antibiotics are currently mainly used to treat for Rickettsia (SRS) in Chile.

Additional farms ASC certified

In 2013, we announced our commitment to have 100% of our farms ASC certified. In November our eight farm was certified in Norway, and in January 2015, Marine Harvest Canada’s Marsh Bay farm was the first salmon farm in North America to attain ASC certification.  We expect our first ASC salmon to enter the North American market in February.

For further information regarding sustainability and biological risk management, reference is made to the 2013 Annual report.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q4 2014 ACHIEVEMENT
Ensure sustainable wild-farmed interaction in the farming activity	Zero escapes	Two escape incidents and 2 001 fish lost
Ensure healthy stocks minimising diseases and losses in the farming activities	Increase survival rates	Accumulated mortality (in numbers) was 4.40% which is an increase from the fourth quarter of 2013 due to higher mortality in Norway and Scotland

Q4|2014

EVENTS DURING AND AFTER THE CLOSE OF THE QUARTER

Marine Harvest Chile to merge with AquaChile

On January 19, Marine Harvest announced that it had entered into a Conditional Transaction Agreement (CTA) with Empresas AquaChile S.A to merge Marine Harvest Chile S.A with AquaChile. The surviving entity will be AquaChile and AquaChile will continue to be listed on the Santiago Stock Exchange on a stand-alone basis.  Upon completion of the merger Marine Harvest will own 42.8% of the combined entity. In conjunction with the merger, Marine Harvest has agreed on a standstill position of its ownership in AquaChile until June 15, 2016. From June 15, 2016 until June 15, 2017, Marine Harvest will have the option to acquire further shares in AquaChile through a tender offer that at a minimum will give Marine Harvest an ownership interest of 55.0%.

The parties have agreed that the business combination will be executed in a way such as to maximize both companies' competitive advantages and expertise, in order to run sustainable salmonids farming operations with a focus on enhancing complementary areas of competence and experience. The combined entity will be the sole vehicle through which AquaChile and Marine Harvest will develop their aquaculture business in the Americas (with the exception of Canada).

The merger is, among other things, subject to execution of definitive transaction documentation, due diligence, approvals from relevant competition authorities, together with a final approval by the Board of Directors of Marine Harvest ASA and the Board of Directors and the General Meeting of AquaChile and Marine Harvest Chile S.A. The tentative closing date is expected to be in the third quarter of 2015.

The merger is an important step to further improve the sustainability of Chilean salmon production through better risk management control and optimization of logistics which in turn is expected to lead to improved fish health and more efficient production. The merger is also in line with Marine Harvest's strategy of forming a world leading integrated protein group.

Asset purchase Acuinova Chile SA

The agreement to purchase assets of the former Chilean farming company Acuinova Chile S.A was completed with effect from December 23, 2014. The assets represents a capacity to produce about 40 000 tons of salmon gutted weight per year. The asset purchase includes a hatchery, a smolt facility, 36 seawater licenses and a primary and secondary processing facility, all located in Chile’s region XI. The biomass included in the deal is expected to generate a harvest volume of about 15 000 tons gutted weight in 2015.

Dividend of NOK 1.20 per share

Supported by the strong operating results, a strong forward market and a solid financial position, the Board has decided to pay out a quarterly dividend of NOK 1.20 per share to the shareholders in the form of a repayment of paid in capital.

Q4|2014

OUTLOOK STATEMENT FROM THE BOARD OF DIRECTORS

With an operational EBIT of NOK 1 032 million, the Board is pleased by the organization’s ability to deliver another strong result in the fourth quarter.  Marine Harvest benefits from its global sales reach and logistical flexibility, its comprehensive contracts with long term customers and its increasing share of salmon sold as value added products, with less volatile prices. Furthermore, Marine Harvest has proved less sensitive to regional cost variation due to its geographically well diversified production structure. The fourth quarter was, however, impacted by the reduction in Russian purchasing power, high regional costs due to biological challenges in Europe and weak prices in Americas.

The Board is excited by the prospects of the contemplated merger between Marine Harvest Chile and AquaChile, which adheres with Marine Harvest's strategy of forming a world leading integrated protein group. Our already strong position within salmon farming in Chile will be further strengthened and the combination of these excellent companies will form a very efficient Chilean entity that also will benefit the entire Chilean industry from a sustainability point of view. The Board believes that such a strategy will provide significant operational benefits, as well as improving and stabilizing the long term earnings for the Group.

The ongoing cost inflation across the farming regions due to biological issues remains a concern and is expected to continue in 2015. The ongoing consolidation in Chile, combined with continued tightening of the regulatory regime, is expected to gradually improve the current challenging biological status in the region. The future biological development in Norway is to a large extent in the hands of the politicians. A modest and sustainable increase in capacity going forward is a prerequisite for improving control of issues such as sea lice, pancreas disease and amoebic gill disease.

Marine Harvest is embarking on another year of substantial investments to support organic growth. A number of attractive projects have been identified to increase capacity utilization within Farming and Feed as well as targeted investments within Consumer Products and Markets. Marine Harvest expects to spend NOK 1 700 million in capital expenditures and NOK 900 million in working capital investments in 2015. The Board is confident that these investments will yield a high return going forward.

The new feed plant in Norway successfully commenced profitable production during its first periods of operations. The advantages of a streamlined production with a limited number of products for own use has exceeded the expectations in terms of cost and production capacity. The Board has sanctioned investments in the area of NOK 50 million linked to de-bottlenecking and increased storage capacity in the plant. These investments have increased the level of self-sufficiency in Norway from 60% to 80%. Fish feed is by far the most important input factor in salmon farming. Through the gradual in-sourcing of feed, Marine Harvest expects lower feed costs as well as improved growth, better feed conversion ratio and improved quality of the end product.

The fourth quarter result for VAP Europe was an improvement, and the Board expects it to continue in 2015. The Board follows the progress closely and is impressed by the organization’s dedication in identifying and implementing measures aimed at improving operational efficiency. From the first quarter 2015 Morpol and VAP Europe will be integrated into Marine Harvest Consumer Products.

The Board sees overall growth in demand due to new product development, continued marketing efforts and supporting consumer trends. The Board expects the positive development to continue going forward. On the supply side, the global supply growth is anticipated to be limited during the coming periods. Futures NOS prices indicate prices of about NOK 41 per kg in the first quarter and NOK 41 per kg for the year as a whole. A quarterly dividend of NOK 1.20 per share will be issued under the authorization granted by the AGM. The dividend will be distributed in the form of repayment of paid in capital.

Q4|2014
SUMMARY YEAR TO DATE

•	Record high operational EBIT of NOK 4 254 million, which contributed to cash flow from operations of NOK 3 944 million.
•	High salmon prices in the first half of the year, dropping as expected in the third quarter, and rebounding slightly in the fourth quarter in the European market.
•	Record high harvest volume of 418 873 tons compared to 343 772 in 2013.
•	Increasing cost per kg for fish harvested due to more challenging biological conditions.
•	Improved results in VAP Europe in the fourth quarter. 2014 in general a disappointing year, due to inefficiency and challenging markets.
•	Morpol had a disappointing first half of 2014, but improvements made in the second half.
•	Capex amounted to NOK 1 761 million, including NOK 357 million invested in the feed factory, which commenced operations in June.
•	Feed self-sufficiency increased from 60% to 80% in Norway.
•	The sale of the activities at the Shetland and Orkney Islands was completed at a sales price of GBP 122.5 million.
•	Six escapes in Marine Harvest in 2014 with a total of 2 052 lost fish.
•	In April, Marine Harvest made a decision to clean all relevant fish oils used in Marine Harvest fish feed for environmental pollutants.
•	By the end of 2014, eight Marine Harvest farms have been ASC certified and the Group has secured sales of ASC certified products to major retailers in the European Market.
•
A Conditional Transaction Agreement to merge Marine Harvest Chile with AquaChile. Upon completion of the merger Marine Harvest ASA will own 42.8% of the combined company, with an option to increase ownership to minimum 55%.

•	Assets purchase from Acuinova with approximately USD 102 million of the agreed transaction value of USD 125 million paid.
•	EUR 20 million fine imposed by the EU Commission related to the Morpol acquisition, claiming alleged breach of European Merger control rules. The decision has been referred to the EU courts.
•	Net cash flow per share NOK 6.65, of which NOK 2.86 was related to net cash received from disposal of assets held for sale.
•	Underlying EPS of NOK 7.01 and ROCE of 20.2%.
•	NIBD of NOK 9 268 million at year end. Convertible bond of EUR 375 million was issued in April, with an annual coupon of 0.875%.
•	Refinancing of bank facilities of EUR 425 million at favorable terms.
•	Russia has banned import of seafood products from the United States, the EU, Canada, Australia and Norway for a one-year period.
•
Supported by the strong operating results, the divestment of UK farming assets, a strong forward market and a solid financial position, dividend in the amount of NOK 8.30 per share have been paid out in 2014. Based on the fourth quarter results, the Board has resolved to pay out a quarterly dividend of NOK 1.20 to the shareholders in the form of a repayment of paid in capital.

RISKS

Marine Harvest has not identified any additional risk exposure beyond the risks described in note 3 of this report and the 2013 Annual report.

Reference is also made to the Planet section and the Outlook section of this report for other comments to Marine Harvest’s risk exposure.

Oslo February 3 2015
The Board of Directors of Marine Harvest ASA

Ole-Eirik Lerøy - Chairman of the Board	Leif Frode Onarheim - Deputy Chairman of the Board	Cecilie Fredriksen	Michael Parker
Solveig Strand	Ørjan Svanevik	Helène Vibbleus	Lars Erik Hestnes
Stein Mathiesen	Kjellaug Samland		Alf-Helge Aarskog - CEO

Q4|2014

Forward looking statements

This report may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, future capital expenditures and investments and the expected returns therefrom, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market,  demographic and pricing trends, strategic initiatives, financial target (including ROCE and NIBD), planned operational expenses, product demand and trends, supply trends, expected price levels for the first quarter 2015, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may increase,” “may fluctuate,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA’s annual report on Form 20-F for the year ended December 31, 2013, including the section captioned “Risk Factors,” contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this report are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

Q4|2014
INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Unaudited, in NOK million	Note	Q4. 14	Q4. 13	2014	2013
Revenue	4	6 881.1	6 730.2	25 531.3	19 199.4
Cost of materials		-3 720.5	-3 774.6	-13 677.4	-9 998.5
Fair value uplift on harvested fish	5	-1 278.5	-1 410.4	-5 518.5	-4 323.7
Fair value adjustment on biological assets	5	1 791.3	2 534.4	5 007.7	6 118.3
Salaries and personnel expenses		- 947.5	- 889.0	-3 320.9	-2 674.3
Other operating expenses		- 932.6	- 807.5	-3 350.0	-2 581.9
Depreciation and amortization		- 268.3	- 234.9	- 966.8	- 762.5
Onerous contracts provision		- 126.2	- 142.4	23.7	- 124.7
Restructuring cost		- 3.2	- 34.4	- 52.9	- 272.8
Other non-operational items		0.0	0.0	- 168.2	- 74.4
Income from associated companies		55.3	116.4	149.5	221.8
Impairment losses		- 25.3	- 57.1	- 24.1	- 65.0
Earnings before financial items (EBIT)		1 425.7	2 030.7	3 633.4	4 661.8
Interest expenses	7	- 145.5	- 194.7	- 544.6	- 640.2
Net currency effects	7	- 392.8	- 39.8	- 388.4	- 311.7
Other financial items	7	- 513.8	- 150.3	-1 213.7	- 252.4
Earnings before tax		373.5	1 646.0	1 486.7	3 457.4
Income taxes		- 256.2	- 446.2	- 752.0	-1 026.8
Earnings for the period, continued operations		117.4	1 199.7	734.8	2 430.6
Profit from discontinued operations, net of tax		- 7.1	91.9	204.8	91.9
Profit or loss for the period		110.3	1 291.6	939.5	2 522.5

Other comprehensive income
Change in fair value of cash flow hedges	2	- 6.8	- 87.1	- 46.6	- 44.3
Income tax effect fair value of cash flow hedges		1.9	25.7	12.1	13.7
Currency translation differences		840.1	174.9	842.5	630.4
Currency translation differences non-controlling interests		0.5	2.8	- 3.9	4.9
Items to be reclassified to P&L in subsequent periods:		835.7	116.3	804.1	604.7
Actuarial gains (losses) on defined benefit plans, net of tax		23.6	- 44.3	23.6	- 23.5
Other gains and losses in comprehensive income		0.0	- 1.6	0.0	0.0
Items not to be reclassified to profit and loss:		23.6	- 45.9	23.6	- 23.5
Other comprehensive income, net of tax		859.3	70.4	827.7	581.2
Total comprehensive income in the period		969.6	1 362.0	1 767.2	3 103.7

Profit or loss for the period attributable to
Non-controlling interests		0.5	- 2.4	3.9	7.4
Owners of Marine Harvest ASA		109.8	1 294.0	935.6	2 515.1

Comprehensive income for the period attributable to
Non-controlling interests		1.0	0.4	0.0	12.3
Owners of Marine Harvest ASA		968.6	1 361.6	1 767.2	3 091.4

Basic and diluted earnings per share (NOK)	9	0.27	3.40	2.28	6.66
Dividend declared and paid per share (NOK)		1.10	1.00	8.30	2.25

Q4|2014

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited, in NOK million	Note	31.12.2014	30.09.2014	31.12.2013
ASSETS
Licences		6 514.9	6 148.7	6 036.1
Goodwill		2 416.9	2 353.5	2 374.9
Deferred tax assets		147.3	123.2	178.8
Other intangible assets		166.5	154.5	188.4
Property, plant and equipment		8 257.2	7 113.8	6 677.2
Investments in associated companies		978.2	883.5	900.4
Other shares and other non-current assets		180.6	146.4	140.9

Total non-current assets		18 661.6	16 923.6	16 496.9

Inventory		2 400.8	2 035.8	1 751.1
Biological assets	5	10 014.0	8 614.6	9 536.6
Current receivables		4 470.7	3 448.3	4 277.8
Cash		1 408.2	730.0	606.2

Total current assets		18 293.7	14 828.6	16 171.8

Asset held for sale		19.0	41.0	1 059.1

Total assets		36 974.3	31 793.2	33 727.7

EQUITY AND LIABILITIES
Equity		14 702.2	14 179.1	16 318.5
Non-controlling interests		16.0	14.3	27.8

Total equity		14 718.2	14 193.3	16 346.3

Deferred taxes liabilities		3 568.9	3 027.9	3 365.0
Non-current interest-bearing debt		10 669.1	7 952.9	7 710.2
Other non-current liabilities		2 334.4	1 915.8	976.2

Total non-current liabilities		16 572.5	12 896.6	12 051.3

Current interest-bearing debt		7.0	6.6	686.7
Other current liabilities		5 676.6	4 696.7	4 452.9

Total current liabilities		5 683.7	4 703.2	5 139.6

Liabilites held for sale		0.0	0.0	190.5

Total equity and liabilities		36 974.3	31 793.2	33 727.7

Q4|2014

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

2014	Attributable to owners of Marine Harvest ASA
Unaudited, in NOK million	Share capital	Share premium	Other equity reserves	Retained earnings	Total	Non- controlling interests	Total equity

Equity 01.01.2014	3 077.9	2 954.6	- 84.0	10 370.0	16 318.5	27.8	16 346.3

Comprehensive income
Profit				935.6	935.6	3.9	939.5
Other comprehensive income			776.9	54.7	831.6	- 3.9	827.7
Transactions with owners
Share based payment			22.3		22.3		22.3
Effect of business combinations						-11.5	-11.5
Dividends				-2,954.3	-2 954.3	-0.2	-2,954.5
Repayment of paid in capital				-451.5	- 451.5		-451.5

Total equity 31.12.2014	3 077.9	2 954.6	715.2	7 954.5	14 702.2	16.0	14 718.2

2013	Attributable to owners of Marine Harvest ASA
NOK million	Share capital	Share premium	Other equity reserves	Retained earnings	Total	Non- controlling interests	Total equity

Equity 01.01.2013	2 811.3	779.0	- 692.8	8 722.2	11 619.7	69.0	11 688.7

Comprehensive income
Profit				2,515.1	2 515.1	7.4	2,522.5
Other comprehensive income			600.4	-24.2	576.2	4.9	581.1

Transactions with owners
Issue of shares	266.6	2,175.6			2 442.2		2,442.2
Share based payment			8.4		8.4		8.4
Dividends				-843.3	- 843.3	-0.4	-843.7
Transactions with treasury shares				0.2	0.2		0.2
Acquisition of non-controlling interests						-74.1	-74.1
Non-controlling interest arising from business combination					0.0	21.0	21.0

Total equity 31.12.2013	3 077.9	2 954.6	- 84.0	10 370.0	16 318.5	27.8	16 346.3

Other equity reserves consists of share-based payment reserve, cash flow hedge reserve and foreign currency transation reserve.

For further information related to share capital, reference is made to note 11.

Q4|2014

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

Unaudited, in NOK million	Q4. 14	Q4. 13	2014	2013

Earnings before taxes (EBT)	373.5	1 646.0	1 486.7	3 457.4
Interest expense	145.5	194.7	544.6	640.2
Currency effects	392.8	39.8	388.4	311.7
Other financial items	513.8	150.3	1 213.7	252.4
Net fair value adjustment and onerous contracts	- 386.6	- 981.7	487.0	-1 669.9
Income/loss from associated companies	- 55.3	- 116.4	- 149.5	- 221.8
Depreciation and impairment losses	293.6	292.0	990.9	827.5
Change in working capital	- 623.4	-1 203.5	- 720.6	-1 748.8
Taxes paid	- 86.7	- 69.0	- 295.2	- 115.5
Restructuring and other non-operational items	- 20.1	40.4	18.1	308.1
Other adjustments	- 13.0	- 2.5	- 19.9	- 18.3

Cash flow from operations	534.2	- 10.0	3 944.2	2 023.0

Proceeds from sale of fixed assets	11.3	46.9	49.0	66.0
Payments made for purchase of fixed assets	- 458.2	- 637.8	-1 760.7	-1 967.6
Proceeds from associates and other investments	36.3	36.8	61.9	227.0
Proceeds from disposal of held for sale assets	8.9	0.0	1 181.7	35.1
Purchase of shares and other investments	- 762.9	- 308.2	- 777.8	- 833.8

Cash flow from investments	-1 164.6	- 862.3	-1 245.9	-2 473.3

Proceeds from convertible bond	0.0	- 3.3	3 091.5	2 670.4
Proceeds from new interest-bearing debt	5 154.9	2 873.2	5 589.0	4 125.5
Down payment of interest-bearing debt	-3 149.1	-1 870.0	-6 557.8	-5 053.5
Net interest and financial items paid	- 149.7	- 162.5	- 411.8	- 531.3
Realised currency effects	- 162.8	46.0	- 312.7	246.3
Dividend paid to owners of Marine Harvest ASA	- 20.1	- 276.1	-2 972.7	- 825.3
Dividend paid to non-controlling interests	- 0.2	- 0.4	- 0.2	- 0.4
Repayment of paid in capital	- 451.1	0.0	- 451.1	0.0
Transactions with treasury shares	0.0	0.0	0.0	0.2

Cash flow from financing	1 221.9	606.9	-2 025.8	631.9

Change in cash in the period	591.4	- 265.4	672.5	181.6

Cash - opening balance 1)	529.5	702.5	439.1	246.1
Currency effects on cash - opening balance	74.2	2.0	83.5	11.4

Cash - closing balance 1)	1 195.1	439.1	1 195.1	439.1

1) Excluded restricted cash

Q4|2014
SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 1 GENERAL INFORMATION
Marine Harvest (the Group) consists of Marine Harvest ASA and its subsidiaries, including the Group’s interests in associated companies.
This interim report has not been subject to any external audit or review.
These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact the Group financial statements for the periods presented.

Note 2 ACCOUNTING PRINCIPLES
All significant accounting principles applied in the consolidated financial statement are described in the Annual Report 2013 (as published on the OSE on April 30 2014 and as filed publicly with the SEC on April 30 2014). No new standards have been applied in 2014.
The Group has discontinued hedge accounting of both interest rate swaps and currency cash flow hedges, as they no longer qualify. The cumulative gain on the hedged interest rate swaps that has been recognized in other comprehensive income is reclassified from equity to profit or loss, as it is no longer highly probable that the forecasted transactions are expected to occur. The cumulative gain on the currency cash flow hedges that has been recognized in other comprehensive income will be reclassified from equity to profit and loss, when the forecast transactions occur.
Significant fair value measurements in accordance with IFRS 13:
Biological assets
Biological assets are, in accordance with IAS 41, measured at fair value, unless the fair value cannot be measured reliably. Broodstock, smolt and live fish below 1 kg are measured at cost less impairment losses, as the fair value cannot be measured reliably.
Biomass beyond this is measured at fair value, and the measurement is categorized into Level 3 in the fair value hierarchy, as the input is unobservable input. Live fish over 4 kg are measured to full net value, while a proportionate expected net profit at harvest is incorporated for live fish between 1 kg and 4 kg. The valuation is completed for each business unit.
The valuation is based on an income approach and takes into consideration unobservable input based on biomass in sea for each sea water site, estimated growth rate on site level, mortality in the business unit, quality of the fish going forward, costs and market price. Special assessment is performed for sites with high/low performance due to disease or other special factors. The market prices are set for each business unit, and are derived from observable market prices (when available), achieved prices and development in contract prices.
Derivative financial instruments and other shares
Derivative financial instruments (including interest swaps, currency swaps and salmon derivatives) are valued at fair value on Level 2 of the fair value hierarchy, in which the fair value is calculated by comparing the terms agreed under each derivative contract to the market terms for a similar contract on the valuation date. Other shares are mainly valued on Level 1 of the fair value hierarchy and based on quoted prices on the Oslo Stock Exchange.
Conversion liability component of convertible bond
The conversion liability component is, subsequent to initial recognition, measured at fair value. The measurement is categorized into Level 2 in the fair value hierarchy, using a valuation technique based on observable data.

Note 3 ESTIMATES AND RISK EXPOSURE
The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting principles and recognized amounts of assets, liabilities, income and expenses. The most significant estimates relate to the valuation of biological assets and intangible assets. Estimates and underlying assumptions are reviewed on an ongoing basis, and are based on the management’s best assessment at the time of reporting.  All changes in estimates are reflected in the financial statements as they occur.
Marine Harvest is exposed to a number of operational and financial risk factors. The main operational risk factors are the development in the salmon price, biological risk linked to the salmon farming operations, the development in the salmon feed prices and feed utilization and regulatory risk. Financially, the main risk factors are linked to general fluctuations in interest rates and exchange rates, credit risk and liquidity risk.
All risk factors are described in the 2013 Annual Report.

Q4|2014
NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 4 BUSINESS SEGMENTS

For management purposes, Marine Harvest is organized into three business areas, Farming, Sales and Marketing and Feed. Farming and Feed are separate reportable segments. Sales and Marketing is divided in three reportable segments, Markets, VAP Europe and Morpol.

The performance of the segments is monitored to reach the overall objective of maximizing the Operational EBIT per kg. Consequently, reporting is focused towards measuring and illustrating the overall profitability of harvested volume based on source of origin (Operational EBIT/kg).

The same accounting principles as described for the Group financial statements have been applied for the segment reporting. Inter-segment transfers or transactions are entered into under normal commercial terms and conditions, and the measurement used in the segment reporting is the same as used for the actual transactions.

Unrealized internal margin from sale of fish feed from Feed to Farming is eliminated in the Group financial statements until the fish that consumed the feed is sold. In the segment reporting the internal profit is included in Operational EBIT for business area Feed, and the elimination is included in EBIT.

BUSINESS AREAS	Farming	Sales and Marketing			Fish Feed	Other	Eliminations	TOTAL
NOK million		MH Markets	MH VAP Europe	Morpol
Q4. 14
External revenue	205.3	3 892.4	1 321.8	1 439.6	- 8.9	12.4		6 862.6
Internal revenue	3 823.7	885.6	86.4	158.3	660.9	93.5	-5 708.4	0.0
Operational revenue	4 029.0	4 778.1	1 408.2	1 597.9	652.0	105.9	-5 708.4	6 862.6
Change in unrealized sales salmon derivatives	0.0	0.0	0.0	0.0	0.0	18.5	0.0	18.5
Revenue in profit and loss	4 029.0	4 778.1	1 408.2	1 597.9	652.0	124.4	-5 708.4	6 881.1
Operational EBITDA	884.4	160.6	59.0	108.6	80.5	6.8		1 299.8
Operational EBIT	697.2	154.5	36.1	81.3	61.0	1.4		1 031.5
Change in unrealized internal margin feed	0.0	0.0	0.0	0.0	0.0	0.0	- 55.6	- 55.6
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	0.0	36.3		36.3
Fair value harvested fish	-1 278.5	0.0	0.0	0.0	0.0	0.0		-1 278.5
Fair value adjustment on biological assets	1 790.5	0.0	0.0	0.0	0.0	0.8		1 791.3
Onerous contracts provision	- 126.2	0.0	0.0	0.0	0.0	0.0		- 126.2
Restructuring cost	- 1.9	- 0.8	- 0.4	0.0	0.0	0.0		- 3.2
Other non-operational items	0.0	0.0	0.0	0.0	0.0	0.0		0.0
Income from associated companies	55.3	0.0	0.0	0.0	0.0	0.0		55.3
Impairment losses	- 7.1	- 1.4	- 3.1	- 13.7	0.0	0.0		- 25.3
EBIT	1 129.3	152.2	32.6	67.7	61.0	38.5	- 55.6	1 425.7

Q4. 13
External revenue	280.5	3 860.6	1 324.0	1 264.9	0.0	12.6		6 742.6
Internal revenue	3 882.5	657.3	34.6	91.8	0.0	101.4	-4 767.6	0.0
Operational revenue	4 163.0	4 517.9	1 358.6	1 356.7	0.0	114.0	-4 767.6	6 742.6
Change in unrealized sales salmon derivatives	0.0	0.0	0.0	0.0	0.0	- 12.4	0.0	- 12.4
Revenue in profit and loss	4 163.0	4 517.9	1 358.6	1 356.7	0.0	101.6	-4 767.6	6 730.2
Operational EBITDA	1 096.5	111.1	- 14.0	97.6	- 22.9	3.2		1 271.5
Operational EBIT	927.5	105.2	- 36.5	62.6	- 22.9	0.7		1 036.6
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	0.0	- 12.4		- 12.4
Fair value harvested fish	-1 410.4	0.0	0.0	0.0	0.0	0.0		-1 410.4
Fair value adjustment on biological assets	2 559.7	0.0	0.0	- 30.8	0.0	5.6		2 534.4
Onerous contracts provision	- 142.4	0.0	0.0	0.0	0.0	0.0		- 142.4
Restructuring cost	- 3.8	0.0	- 30.6	0.0	0.0	0.0		- 34.4
Other non-operational items	0.0	0.0	0.0	0.0	0.0	0.0		0.0
Income from associated companies	116.4	0.0	0.0	0.0	0.0	0.0		116.4
Impairment losses	- 3.1	- 6.3	- 40.1	- 7.7	0.0	0.0		- 57.1
EBIT	2 044.0	99.0	- 107.3	24.1	- 22.9	- 6.2	0.0	2 030.7

Q4|2014
NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 4 BUSINESS SEGMENTS (continued)

BUSINESS AREAS	Farming	Sales and Marketing			Fish Feed	Other	Eliminations	TOTAL
NOK million		MH Markets	MH VAP Europe	Morpol

2014
External revenue	659.9	15 878.6	4 719.0	4 168.9	4.4	65.0		25 495.8
Internal revenue	15 588.7	2 978.9	192.3	516.8	1 210.7	229.4	-20 716.8	0.0
Operational revenue	16 248.6	18 857.5	4 911.3	4 685.7	1 215.1	294.4	-20 716.8	25 495.8
Change in unrealized sales salmon derivatives	0.0	0.0	0.0	0.0	0.0	35.5	0.0	35.5
Revenue in profit and loss	16 248.6	18 857.5	4 911.3	4 685.7	1 215.1	329.9	-20 716.8	25 531.3
Operational EBITDA	4 358.9	542.2	67.1	232.6	84.2	- 64.3		5 220.8
Operational EBIT	3 651.2	518.4	- 19.8	138.5	47.1	- 81.4		4 254.0
Change in unrealized internal margin feed	0.0	0.0	0.0	0.0	0.0	0.0	- 92.2	- 92.2
Change in unrealized sales salmon derivatives	0.0	0.0	0.0	0.0	0.0	54.4		54.4
Fair value harvested fish	-5 518.5	0.0	0.0	0.0	0.0	0.0		-5 518.5
Fair value adjustment on biological assets	5 004.5	0.0	0.0	0.0	0.0	3.2		5 007.7
Onerous contracts provision	23.7	0.0	0.0	0.0	0.0	0.0		23.7
Restructuring cost	- 1.9	- 8.5	- 42.5	0.0	0.0	0.0		- 52.9
Other non-operational items	0.0	0.0	0.0	0.0	0.0	- 168.2		- 168.2
Income from associated companies	149.5	0.0	0.0	0.0	0.0	0.0		149.5
Impairment losses	- 7.1	- 1.4	- 2.9	- 12.7	0.0	0.0		- 24.1
EBIT	3 301.5	508.5	- 65.1	125.8	47.1	- 192.0	- 92.2	3 633.4

2013
External revenue	500.8	13 130.7	4 280.8	1 264.9	0.0	52.4		19 229.6
Internal revenue	12 391.5	1 931.6	61.6	91.8	0.0	162.6	-14 639.1	0.0
Operational revenue	12 892.3	15 062.2	4 342.4	1 356.7	0.0	215.0	-14 639.1	19 229.6
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	0.0	- 30.2	0.0	- 30.2
Revenue in profit and loss	12 892.3	15 062.2	4 342.4	1 356.7	0.0	184.8	-14 639.1	19 199.4
Operational EBITDA	3 623.7	363.0	21.2	97.6	- 22.9	- 107.7		3 974.9
Operational EBIT	3 001.1	346.3	- 57.7	62.6	- 22.9	- 117.1		3 212.4
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	0.0	- 30.2		- 30.2
Fair value harvested fish	-4 323.7	0.0	0.0	0.0	0.0	0.0		-4 323.7
Fair value adjustment on biological assets	6 141.7	0.0	0.0	- 30.8	0.0	7.3		6 118.3
Onerous contracts provision	- 124.7	0.0	0.0	0.0	0.0	0.0		- 124.7
Restructuring cost	- 4.3	- 32.7	- 235.7	0.0	0.0	0.0		- 272.8
Other non-operational items	- 74.4	0.0	0.0	0.0	0.0	0.0		- 74.4
Income from associated companies	221.8	0.0	0.0	0.0	0.0	0.0		221.8
Impairment losses	- 6.8	- 9.7	- 40.6	- 7.7	0.0	- 0.2		- 65.0
EBIT	4 830.8	303.9	- 334.0	24.1	- 22.9	- 140.1	0.0	4 661.8

Q4|2014
NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 5 SPECIFICATIONS OF BIOLOGICAL ASSETS

NOK million	Norway	Scotland	Canada	Chile	Other	TOTAL

Fair value adjustment on biological assets in the statement of comprehensive income
Q4. 2014	1 725.4	167.0	32.4	- 147.6	14.0	1 791.3
Q4. 2013	1 905.9	286.7	117.5	126.1	98.2	2 534.4
2014	3 869.0	465.4	235.0	257.8	180.5	5 007.7
2013	4 007.9	999.1	595.1	284.2	218.7	6 105.0

Fair value adjustment on harvested fish in the statement of comprehensive income
Q4. 2014	- 917.9	- 123.6	- 68.0	- 85.6	- 83.4	-1 278.5
Q4. 2013	-1 039.8	- 186.3	- 74.1	- 94.1	- 16.1	-1 410.4
2014	-3 670.4	- 719.2	- 376.6	- 482.0	- 270.2	-5 518.5
2013	-2 898.1	- 822.3	- 360.3	- 123.9	- 119.1	-4 323.7

Volumes of biomass in sea (1 000 tonnes)
31.12.2014						284.2
30.09.2014						268.3
31.12.2013						270.3

Fair value adjustment on biological assets in the statement of financial position
31.12.2014
Fair value adjustment on biological assets	2 061.7	169.9	86.1	- 115.7	56.4	2 258.4
Biomass at cost						7 755.6
Total biological assets						10 014.0
30.09.2014
Fair value adjustment on biological assets	1 254.2	105.2	111.1	137.4	117.2	1 725.1
Biomass at cost						6 889.5
Biological assets						8 614.6
31.12.2013
Fair value adjustment on biological assets	1 863.2	398.0	219.0	121.3	141.4	2 742.9
Biomass at cost						6 793.7
Total biological assets						9 536.6

Reconciliation of changes in carrying amount of biological assets
Carrying amount 1.10.2014						8 614.6
Cost to stock						2 880.9
Change in fair value						1 791.3
Fair value adjustment on harvested biomass						-1 278.5
Mortality for fish in sea						- 141.1
Cost of harvested fish						-2 431.9
Assets aquired - continued operations						174.7
Currency translation differences						404.0
Total carrying amount of biological assets as of 31.12.2014						10 014.0

Price sensitivities effect on fair value - (salmon only)
The sensitivities are calculated based on a NOK 2 change of the salmon price in all markets (fish between 1-4 kg is measured proportionately based on their level of completion).
	235.7	27.6	39.2	66.4	7.7	376.6

Note 6 EXCEPTIONAL ITEMS

NOK million

Exceptional items	Q1. 14	Q2. 14	Q3. 14	Q4. 14	2014
Sea lice mitigation in MH Norway	53.0	79.9	73.9	96.1	302.9
Exceptional mortality in MH Norway	13.1	20.6	26.6	27.2	87.5
Exceptional mortality incl write down in MH Scotland	0.0	0.0	13.4	67.1	80.5
Exceptional mortality in MH Canada	0.0	1.6	4.6	0.0	6.2
Exceptional mortality in MH Chile	1.4	0.0	6.1	0.0	7.5
Exceptional mortality in Other	0.0	0.0	14.0	8.1	22.1

Exceptional items in operational EBIT	67.5	102.1	138.6	198.5	506.7

The note summarizes elements affecting Operational EBIT and Cost of goods sold (mortality and lice mitigation costs) in the Statement of Comprehensive income that management considers exceptional relative to the underlying operations. The elements for the current quarter is commented on in the chapters for each operating unit.

Q4|2014
NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 7 FINANCIAL ITEMS

NOK million	Note	Q4. 14	Q4. 13	2014	2013

Interest expense		-145.5	-194.7	-544.6	-640.2

Currency effects on interest-bearing debt		-448.6	-126.4	-252.3	-528.5
Currency effects bank, trade receivables and trade payables		201.4	37.6	135.3	105.7
Gain/loss on short-term transaction hedges		-122.8	45.1	-233.1	46.6
Realized gain/loss on long-term cash flow hedges		-22.8	3.9	-38.3	64.5
Net currency effects		-392.8	-39.8	-388.4	-311.7

Interest income		10.2	9.8	30.3	25.0
Gain/loss on salmon derivatives		0.8	0.5	2.3	3.9
Change in fair value of financial instruments		-148.4	89.5	-108.9	46.3
Change in fair value conversion liability components	8	-414.0	-297.4	-1 171.3	-516.1
Change in fair value other shares		32.3	49.0	33.8	60.8
Dividends and gain/loss on sale of other shares		17.4	1.6	9.0	134.9
Net other financial items		-12.3	-3.3	-8.8	-7.1
Other financial items		-513.9	-150.3	-1 213.7	-252.4

Total financial items		-1 052.2	-384.8	-2 146.7	-1 204.4

Note 8 CONVERTIBLE BONDS

NOK million
	Statement of financial position			Statement of comprehensive income
	Non-current interest- bearing debt	Conversion liability component 2013-bond	Conversion liability component 2014-bond	Interest expenses	Net currency effects	Other financial items

Initial recognition
EUR 350 mill 2013-bond	2 267.1	378.0
EUR 375 mill 2014-bond	2 554.2		486.4

Subsequent measurement
Recognized 2013
Interest and currency effects	270.8			- 92.7	- 222.0
Change in fair value of conversion liability component		182.9				- 182.9
Net recogized 2013				- 92.7	- 222.0	- 182.9
Recognized 2014
Q1, Q2 and Q3 2014
Interest and currency effects	- 34.3			- 160.2	133.2
Change in fair value of conversion liability component		449.0	308.3			- 757.3

Q4 2014
Coupon interest				- 27.5
Amortized interest	48.0			- 48.0
Currency effects	548.9				- 548.9
Change in fair value of conversion liability components		190.3	223.6			- 413.9
Net recognized 31.12.2014	5 654.7	1 200.2	1 018.3	- 235.7	- 415.7	-1 171.2

Marine Harvest ASA issued an EUR 375 million convertible bond April 24. 2014, with a coupon interest of 0.875%. The bond matures in 2019 at the nominal value of EUR 375 million or can be converted into shares at the holder's option. The value of the debt liability component and conversion liability component were determined at issuance of the bond. The fair value of the debt liability component was calculated using a market interest rate for an equivalent, non-convertible bond. The residual amount was the fair value of the conversion liability component at initial recognition.

The carrying amount of the debt liaibility component of the convertible bond is classified as non-current interest-bearing debt, and the conversion liability component is classified as other non-current interest-free liabilities in the statement of financial position.

Note 9 EARNINGS PER SHARE
Basic Earnings per share (EPS) is calculated on the weighted average number of shares outstanding during the period.
Convertible bonds that are “in the money” are considered to have a dilutive effect if EPS is reduced when assuming a full conversion into shares at the beginning of the period and reversing all its effects on earnings for the period. On the other hand, if the effect of the above increases EPS, the bond is considered anti-dilutive, and is then not included in diluted EPS. The adjustments to earnings are interest expenses, currency gains/losses and changes in fair value of conversion liability component, adjusted for estimated taxes.

The conversion liability components on the 2013 and 2014 convertible bonds were "in the money" at the end of the reporting period, but the effect on EPS was antidilutive, and the convertible bonds are therefore not included in diluted EPS.

Average diluted number of shares is also affected by the share price bonus call options to senior executives.

Note 10 SUBSEQENT EVENTS
Marine Harvest ASA has entered into a Conditional Transaction Agreement with Empresas AquaChile S.A. to merge Marine Harvest Chile with AquaChile. Upon completion of the merger Marine Harvest ASA will own 42.8% of AquaChile,  which will continue to be listed on the Santiago Stock Exchange.

Subsequent to the merger, and after June 15 2016, Marine Harvest have the option to acquire further shares in AquaChile that at minimum will give Marine Harvest an ownership interest of minimum 55%. The merger is subject to due diligence and approval from relevant competition authorities. The tentative closing date is expected to be third quarter 2015.

The Agreement was settled January 18 2015, and the ownership in Marine Harvest Chile will be recognized as discontinued operations with effect from first quarter 2015

Q4|2014
NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 11 SHARE CAPITAL
	No of shares	NOK million	Share capital	Share premium
Share Capital
Issued at the beginning of 2014	410 377 759		3 077.9	2 954.6
Repayment of paid-in capital				- 451.4

Share capital end of period	410 377 759		3 077.9	2 503.2

				Cost
Treasury Shares
Treasury shares at the beginning of 2014	40 970			2.8

Treasury shares end of period	40 970			2.8

Note 12 SHAREHOLDERS

Overview of the major shareholders at 31.12.2014
Name of shareholder	No. of shares	%
GEVERAN TRADING CO LTD	105 267 531	25.65%
FOLKETRYGDFONDET	38 276 283	9.33%
CLEARSTREAM BANKING S.A.	15 620 464	3.81%
CITIBANK, N.A.	13 769 783	3.36%
STATE STREET BANK AND TRUST CO.	10 698 920	2.61%
DNB NOR BANK ASA	5 981 788	1.46%
GEVERAN TRADING CO LTD	5 444 072	1.33%
STATE STREET BANK & TRUST CO.	5 179 503	1.26%
EUROCLEAR BANK S.A./N.V. ('BA')	3 995 708	0.97%
THE NORTHERN TRUST CO.	3 736 766	0.91%
STATOIL PENSJON	3 648 531	0.89%
JPMORGAN CHASE BANK, N.A	3 390 168	0.83%
VERDIPAPIRFONDET DNB NORGE (IV)	3 093 968	0.75%
FERD AS	3 000 000	0.73%
VERDIPAPIRFONDET DNB NORGE SELEKTI	2 863 490	0.70%
KLP AKSJE NORGE INDEKS VPF	2 815 861	0.69%
JP MORGAN CHASE BANK, NA	2 658 820	0.65%
FRAMAR AS	2 600 000	0.63%
STATE STREET BANK & TRUST COMPANY	2 504 974	0.61%
DANSKE INVEST NORSKE INSTIT. II.	2 493 379	0.61%
Total 20 largest shareholders	237 040 009	57.76%
Total other	173 337 750	42.24%
Total number of shares 31.12.2014	410 377 759	100.00%

Geveran Trading Co Ltd, which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, has TRS agreements relating to 7 million shares in Marine Harvest ASA. The expiration of the TRS agreements is March 3, 2015. The exercise price on the agreements is NOK 103.7184 per share.

Note 13 SHARE PRICE DEVELOPMENT

Share price development at Oslo Stock Exchange (ticker MHG)

Q4|2014
NOTES